Alliance World Dollar Government Fund, Inc.
Exhibit 77C



77C - Matters submitted to a vote of security holders


An Annual Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. ("AWDGF") was held on March 20, 2002 and adjourned to April 25, 2002. A description of each proposal and number of shares voted at the meeting are as follows:



				Shares Voted  	Shares Voted  	Shares
				For			Against		Abstained


To elect three
Directors of AWDGF for
a term of three years
and until his successor
is duly elected and
qualified.

John H. Dobkin			7,852,400		0		101,185

William H. Foulk, Jr.		7,846,233		0		107,351

Dr. James M. Hester		7,838,531		0		115,054









Approval of the
amendment to the
Charter authorizing the
Board of Directors from
time to time to
increase or decrease
the number of
authorized shares of
stock of the Corporation.	4,473,247 		582,927 	186,662




s:\MF_Legal\Israel\NSAR.Exhibit 77C. AWD